# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Huntsman Corporation, CIK 0001307954
CUSIP: 447011107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 10003 Woodloch Forest Drive, The Woodlands, Texas (TX), 77380
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0001314653
Persons authorized to receive notices and communications: Amy K. Smedley, 10003 Woodloch Forest Drive, The Woodlands, Texas (TX), 77380, (281)719-6000

## Reporting persons
- Peter R. Huntsman (CIK 0001314653): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 7,971,845; shared voting power 933,328; sole dispositive power 7,971,845; shared dispositive power 933,328; aggregate amount beneficially owned 8,905,173 (5.09% of the class)
  Comment: Beneficial ownership consists of (i) 7,156,341 shares of common stock, par value $0.01 per share ("Common Stock"), of the Issuer owned by Peter R. Huntsman (the "Reporting Person"), (ii) options to purchase 815,504 shares of Common Stock of the Issuer awarded by the Issuer to Mr. Huntsman in his capacity as President and Chief Executive Officer of the Issuer, and (iii) 933,328 shares of Common Stock held by P&B Capital, L.C. (""P&B"). The Reporting Person may be deemed the beneficial owner of the shares of Common Stock held by P&B for which he and his spouse are the only managers and members.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Huntsman Corporation
Address of issuer's principal executive offices: 10003 Woodloch Forest Drive, The Woodlands, Texas (TX), 77380

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Peter R. Huntsman.
Residence or business address: 10003 Woodloch Forest Drive, The Woodlands, Texas 77380
Present principal occupation or employment: The principal occupation of the Reporting Person is serving as Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer. The business address of the Reporting Person is 10003 Woodloch Forest Drive, The Woodlands, Texas 77380.
Criminal convictions in the last five years: Neither the Reporting Person or P&B has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither the Reporting Person or P&B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person used his personal funds as the source of funds in purchasing the securities beneficially owned by him. The Issuer also awarded shares of Common Stock and options to purchase Common Stock to the Reporting Person under the Issuer's equity incentive plans.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the shares of Common Stock reported herein were acquired for investment purposes.

The Reporting Person intends to evaluate his investment in the shares on a continual basis. The Reporting Person has no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Person may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Person reserves their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Person from time to time intends to review his investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intends to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock of the Issuer or disposal of all or any portion of shares of Common Stock of the Issuer acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns an aggregate of 8,905,173 or 5.09% of the shares of Common Stock of the Issuer, which includes 7,156,341 shares of Common Stock, options to purchase 815,504 shares of Common Stock, and 933,328 shares of Common Stock of which the Reporting Person may be deemed the beneficial owner held by P&B.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person beneficially owns an aggregate of 8,905,173 of the shares of Common Stock of the Issuer, which includes 7,156,341 shares of Common Stock, options to purchase 815,504 shares of Common Stock for an aggregate of 7,971,845 shares of Common Stock, all of which the Reporting Person has the sole power to vote, direct the vote, dispose of or to direct the disposition of each of those shares. In addition, the Reporting Person may be deemed the beneficial owner of 933,328 shares of Common Stock held by P&B, of which he and his spouse are the only managers and members and for such shares of Common Stock. The Reporting Person and his spouse share power to vote, direct the vote, dispose of or to direct the disposition of each of those shares.
Transactions in the class effected during the past sixty days: The Reporting Person exercised 241,496 options to purchase Common Stock of the Issuer on February 3, 2026. The Reporting Person acquired 372,268 shares of Common Stock of the Issuer on February 12, 2026, which were shares of restricted stock granted under the Issuer's 2025 Stock Incentive Plan and vest in three equal annual installments beginning February 12, 2027. The Reporting Person disposed of 16,804 shares of Common Stock as of February 13, 2026, disposed of 21,662 shares of Common Stock as of February 13, 2026, and disposed of another 19,184 shares of Common Stock also on February 13, 2026, all of which disposed shares were automatically withheld upon vesting of restricted stock to satisfy tax withholding obligations by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Power of Attorney for Peter R. Huntsman

## Signatures
- Peter R. Huntsman: /s/ Peter R. Huntsman, Peter R. Huntsman (02/20/2026)